SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CSO
confirms
continuing slump
 in visitor figures
since
Irish Government's
 €10 tourist tax
introduced
Ryanair calls on Government to scrap
 €10 tourist tax now

Ryanair
, the World's favourite airline,
today (
6
th
 Aug 09
) welcomed the CSO June
 traffic figures which confirm that
114
,000
(15
%)
fewer
visitors
travelled
to Ireland

in June
 as the
Government's €10
 tourist tax
 continues to devastate Irish tourism
. Ryanair
's traffic
 in June
 grew by 13
%
, more than

670
,000
new
passengers, which disproves the Governments false claim that that this decline is due to the recession.

Ryanair
warned that unless the
Irish Government's
€10 tourist tax is scrapped,
then
the fall in
Irish
visitor numbers
 will worsen next winter
, as more flights
, routes
 and services are cut from
Dublin
,
Cork
 and
Shannon Airports
.

Ryanair's
Daniel de Carvalho
 said:

"
CSO figures
show a 15%

drop in visitor numbers
 in June. The loss of these 114
,000
visitors confirms
that the collapse in
 Irish tourism
is accelerating as the
 Irish Government's €10 tourist
 tax makes
Ireland
 an uncompetitive tourist market.

"
In recent months the Belgian, Dutch, Greek and Spanish governments have all scrapped tourist taxes and/or reduced airport charges to zero in order to stimulate tourism.
 Ryanair has expanded in these countries including our recent announcement of 43 new routes to/from
Spain
 this winter.

The
Irish
Government cannot grow
Irish
 tourism by taxing it
. We
 must scrap this stupid
 €10 tourist tax
 and start welcoming visitors
, not tax
ing
 them
"
.

Ends.

Thursday 6
th

August
 2009

For further information
Please contact:

Daniel de Carvalho

Pauline McAlester
Ryanair Ltd

Murray Consultants
Tel: +353-1-8121212

Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  06 August 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary